UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Village Farms International, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

92707Y108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 92707Y108

1	NAMES OF REPORTING PERSONS Michael DeGiglio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐ Joint Filing
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER: 9,816,195(1)
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 9,816,195
	8	SHARED DISPOSITIVE POWER: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9, 816,195
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 11.1%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Consists of 9,349,529 common shares and options to purchase 466,666 common shares of the Issuer that are exercisable within 60 days of December 31, 2021. See Item 4.
(2)

Based on the quotient obtained by dividing (a) the number of common shares beneficially owned by the Reporting Person as set for in Row 9 by (b) the sum of (i) 88,233,929 common shares outstanding as of December 31, 2021 and (ii) options to purchase 466,666 common shares that are exercisable within 60 days of December 31, 2021 beneficially owned by the Reporting Person.

Item 1(a). Name of Issuer

Village Farms International, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices

4700 80th Street

Delta, British Columbia

Canada, V4K 3N3

Item 2(a). Name of Person Filing

Michael DeGiglio (Chief Executive Officer of the Issuer)

Item 2(b). Address of Principal Business Office or, if none, Residence

Michael DeGiglio

c/o Village Farms International, Inc.

4700 80th Street

Delta, British Columbia

Canada, V4K 3N3

Item 2(c). Citizenship

See Row 4 of the cover page

Item 2(d). Title of Class of Securities

Common Shares, no par value

Item 2(e). CUSIP Number

92707Y108

Item 3. Not applicable

Item 4. Ownership

    (a) Amount Beneficially Owned:

See Row 9 of the cover page.

    (b) Percent of Class:

See Row 11 of the cover page.

    (c) Number of shares as to which such person has:

    (i) sole power to vote or to direct the vote:

See Row 5 of the cover page.

    (ii) shared power to vote or to direct the vote:

See Row 6 of the cover page.

(iii)	sole power to dispose or to direct the disposition of:

See Row 7 of the cover page.

(iv)	shared power to dispose or to direct the disposition of:

See Row 8 of the cover page.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2022

/s/ Michael DeGiglio
Michael DeGiglio